SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 4)

AMBASSADORS INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.75% Convertible Senior Notes due 2027	023178AA and 023178AB2
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, Washington 98121
(206) 292-9606
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
David J. Johnson, Jr., Esq.
John-Paul Motley, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$50,857,722.06	$2,837.86

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on the purchase price of an aggregate of $97,000,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”), as described herein, equaling an aggregate of (i) 22,346,534 shares of the Company’s common stock (valued at $1.09 per share, the average of the high and low prices on September 23, 2009) and (ii) $26,500,000 aggregate principal amount of the Company’s 10% Senior Secured Notes due 2012, assuming all Existing Notes are exchanged in this exchange offer.

**	Previously paid.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,837.86	Filing party: Ambassadors International, Inc.
Form or Registration No.: SC TO-I	Date filed: September 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Ambassadors International, Inc., a Delaware corporation (the “Company”), on September 25, 2009 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 filed with the SEC on October 23, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 4, 2009 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on November 10, 2009 (“Amendment No. 3” and the Original Schedule TO as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the “Schedule TO”).
     This Amendment No. 4 is being filed solely to report the results of the tender offer.
Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On November 13, 2009, the Company issued a press release announcing the final results of the Exchange Offer and Consent Solicitation. A copy of the press release is filed as Exhibit (a)(5)(E) and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(5)(E)    Press Release issued by the Company, dated November 13, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2009	AMBASSADORS INTERNATIONAL, INC.
	By:	/s/ Arthur A. Rodney
Arthur A. Rodney
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated September 25, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Current Report on Form 8-K, filed September 11, 2009 (including Exhibit 99.1 thereto) (previously filed on September 11, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release issued by the Company, dated September 25, 2009.

(a)(5)(C)**	Press Release issued by the Company, dated October 23, 2009.

(a)(5)(D)***	Press Release issued by the Company, dated November 4, 2009.

(a)(5)(E)****	Press Release issued by the Company, dated November 13, 2009.

(b)	None.

(d)(1)	Registration Rights Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(2)	Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(3)	Form of Global Note (incorporated herein by reference to the Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(4)	Purchase Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(5)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Whippoorwill Associates.

(d)(6)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Highbridge International, LLC.

(d)(7)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Polygon Global Opportunities Master Fund.

(d)(8)	Form of Indenture, by and among the Company, the subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee (incorporated herein by reference to Exhibit T3C.1 to the Company’s Application for Qualification of Indenture on Form T-3 filed with Amendment No. 2 thereto on November 9, 2009).

(g)	None.

(h)	None.

*	Filed with the Company’s Issuer Tender Offer Statement on Schedule TO filed on September 25, 2009.

**	Filed with Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO filed on October 23, 2009.

***	Filed with Amendment No. 2 to the Company’s Issuer Tender Offer Statement on Schedule TO filed on November 4, 2009.

****	Filed herewith.